SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                         Firearms Training Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Class A Common Stock, par value $0.000006 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   318120-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Scott Perekslis                   Mark E. Thierfelder, Esq.
     Centre Partners Management LLC             O'Melveny & Myers LLP
    30 Rockefeller Plaza, Suite 5050              Times Square Tower
           New York, NY 10020                       7 Times Square
             (212) 332-5800                       New York, NY 10036
                                                   (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 2 of 11 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Capital Investors II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     34,781,278
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          34,781,278
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,781,278
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]**

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              46.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the Statement (as defined below).

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 3 of 11 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Capital Tax-Exempt Investors II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     3,888,163
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          3,888,163
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,888,163
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]**

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the Statement (as defined below).

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 4 of 11 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Capital Offshore Investors II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     6,892,143
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          6,892,143
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,892,143
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]**

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the Statement (as defined below).

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 5 of 11 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Partners Coinvestment L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     5,071,322
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          5,071,322
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,071,322
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]**

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the Statement (as defined below).

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 6 of 11 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Partners II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     45,561,584
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          45,561,584
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,561,584
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]**

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              60.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the Statement (as defined below).

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 7 of 11 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Partners II, L.L.C.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     51,261,218
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          51,261,218
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              51,261,218
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]**

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the Statement (as defined below).

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 8 of 11 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Partners Management LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          106,700
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     51,261,218
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          106,700
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          51,261,218
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              51,367,918
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [X]**

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



** The aggregate amount in Row 11 excludes shares that the Reporting Person may be deemed to beneficially own as a member of those groups as to which the Reporting Person disclaims membership in Item 2 of the Statement (as defined below).

         This Schedule 13D/A (Amendment No. 3) amends and supplements the Statement on Schedule 13D dated May 2, 2002, as amended by the Schedule 13D/A (Amendment No. 1) dated May 16, 2002 and Schedule 13D/A (Amendment No. 2) dated May 19, 2004 (as so amended, the "Statement"), filed by Centre Capital Investors II, L.P. ("Centre Capital"), Centre Capital Tax-Exempt Investors II, L.P. ("Centre Tax-Exempt"), Centre Capital Offshore Investors II, L.P. ("Centre Offshore"), Centre Partners Coinvestment L.P. ("Centre Coinvestment"), Centre Partners II, L.P. ("Centre Partners LP"), Centre Partners II, L.L.C. ("Centre Partners LLC") and Centre Partners Management LLC ("Centre Management") with respect to the common stock, $0.000006 par value (the "Common Stock"), of Firearms Training Systems, Inc. (the "Company"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.

     Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds used by the Centre Holders to acquire Common Stock pursuant to the B of A Purchase Agreement described in Item 5(c) below was approximately $100.00, or $.000008 per share of Common Stock. The source of such funds was a portion of the payments received by the Centre Holders in the Refinancing of the Company's indebtedness, including its indebtedness to the Centre Holders and the other lenders parties to the Credit Agreement and the Centre Loan Agreement, as described in Item 6 below.

     Item 4.  Purpose of Transaction.

         The Centre Holders purchased Common Stock and Preferred Stock pursuant to the B of A Purchase Agreement to increase their respective investments in the Company. The Centre Holders exchanged their Preferred Stock for New Preferred Stock, together with the other holders of the Company's Preferred Stock, to satisfy certain conditions precedent to consummation of the Refinancing imposed by the lenders in the Refinancing, and thereby to facilitate consummation of the Refinancing.

     Item 5. Interest in Securities of the Issuer.

     Item 5(a) of the Statement is hereby amended and restated as follows:

     (a) The percentages of outstanding Common Stock of the Company reported in this Item 5 are based on the assumption that there are 70,508,801 shares of Common Stock outstanding, as represented by the Company in the Exchange Agreement referred to below.

     As of September 30, 2004, (i) Centre Capital directly beneficially owns an aggregate of 34,781,278 shares of Common Stock, 31,206,045 of which are directly held by Centre Capital, 1,372,619 of which are issuable upon the exercise of New Warrants directly held by Centre Capital, and 2,202,614 of which are issuable upon the exercise of Amended Warrants directly held by Centre Capital, (ii) Centre Tax-Exempt directly beneficially owns an aggregate of 3,888,163 shares of Common Stock, 3,488,514 of which are directly held by Centre Tax-Exempt, 153,446 of which are issuable upon the exercise of New Warrants directly held by Centre Tax-Exempt, and 246,203 of which are issuable upon the exercise of Amended Warrants directly held by Centre Tax-Exempt, (iii) Centre Offshore directly beneficially owns an aggregate of 6,892,143 shares of Common Stock, 6,183,630 of which are directly held by Centre Offshore, 271,989 of which are issuable upon the exercise of New Warrants directly held by Centre Offshore, and 436,524 of which are issuable upon the exercise of Amended Warrants directly held by Centre Offshore, and (iv) Centre Coinvestment directly beneficially owns an aggregate of 5,071,322 shares of Common Stock, 4,565,684 of which are directly held by Centre Coinvestment, 201,946 of which are issuable upon the exercise of New Warrants directly held by Centre Coinvestment, and 303,692 of which are issuable upon the exercise of Amended Warrants directly held by Centre Coinvestment. Based on the foregoing, Centre Capital, Centre Tax-Exempt, Centre Offshore, and Centre Coinvestment may be deemed to own directly and beneficially 46.9%, 5.5%, 9.7%, and 7.1% of the outstanding Common Stock (calculated after giving effect to the exercise of their respective New Warrants and the Amended Warrants), respectively.

     As of September 30, 2004, (i) Centre Partners LP may be deemed to share indirect beneficial ownership of an aggregate of 45,561,584 shares of Common Stock, or 60.6% of the outstanding Common Stock (calculated after giving effect to the exercise of the New Warrants and Amended Warrants of Centre Capital, Centre Tax-Exempt and Centre Offshore), (ii) Centre Partners LLC may be deemed to share indirect beneficial ownership of an aggregate of 51,261,218 shares of

Common Stock, or 67.7% of the outstanding Common Stock (calculated after giving effect to the exercise of all New Warrants, Amended Warrants and Centre Partners LLC Warrants), and (iii) Centre Management may be deemed to share indirect beneficial ownership of an aggregate of 51,367,918 shares of Common Stock, or 67.7% of the outstanding Common Stock (calculated after giving effect to the exercise of all New Warrants, Amended Warrants, Centre Partners LLC Warrants and Centre Management Options). Centre Partners LP, Centre Partners LLC, and Centre Management, however, disclaim all such beneficial ownership. A portion of the shares, Centre Partners LLC Warrants and Centre Management Options beneficially owned by Centre Management are owned by certain Managing Directors, including Mr. Scott Pereklis, a director of the Company.


     Item 5(b) of the Statement is hereby amended and restated as follows:

         (b) By virtue of the relationships described in Item 2 of the Statement, (i) Centre Capital may be deemed to share the power to vote and direct the disposition of 34,781,278 shares of Common Stock, (ii) Centre Tax-Exempt may be deemed to share the power to vote and direct the disposition of 3,888,163 shares of Common Stock, (iii) Centre Offshore may be deemed to share the power to vote and direct the disposition of 6,892,143 shares of Common Stock, (iv) Centre Coinvestment may be deemed to share the power to vote and direct the disposition of 5,071,322 shares of Common Stock, (v) Centre Partners LP may be deemed to share the power to vote and direct the disposition of 45,561,584 shares of Common Stock, (vi) Centre Partners LLC may be deemed to share the power to vote and direct the disposition of 51,261,218 shares of Common Stock, and (vii) Centre Management may be deemed to share the power to vote and direct the disposition of 51,261,218 shares of Common Stock and have the sole power to vote and direct the disposition of 106,700 shares of Common Stock.

     Item 5(c) of the Statement is hereby amended by adding the following thereto:

         (c) On September 30, 2004, the Centre Holders and Bank of America, N.A. entered into and consummated the transactions contemplated by a Stock Purchase Agreement (the "B of A Purchase Agreement"), and each Centre Holder acquired from Bank of America, N.A. additional shares of Common Stock and Preferred Stock. Each Centre Holder purchased the number of shares of Common Stock set forth next to its name for the approximate price per share set forth next to its name. The aggregate price paid by the Centre Holders for all such shares was approximately $100.00.

                 Centre Holder         Shares of Common Stock    Price Per Share
              --------------------     ----------------------    ---------------

              Centre Capital                 8,441,904              $0.000008

              Centre Tax-Exempt                943,741              $0.000008

              Centre Offshore                1,672,771              $0.000008

              Centre Coinvestment            1,248,787              $0.000008

     Except as described above, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Managing Directors has engaged in any transactions in the Common Stock during the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Statement is hereby amended by adding the following thereto:

     On September 30, 2004, the Company and certain institutional lenders entered into a Revolving Credit, Term Loan and Security Agreement (the "New Credit Agreement"). The Company utilized monies borrowed under the New Credit Agreement to repay all of its outstanding indebtedness under the Credit Agreement and the Centre Loan

Agreement, including indebtedness owed to the Centre Holders (the
"Refinancing"). None of the Reporting Persons is a lender under or otherwise party to the New Credit Agreement.

     In connection with and as a condition to the consummation of the Refinancing, pursuant to an Exchange Agreement dated September 30, 2004, the holders of the Company's Preferred Stock, including the Centre Holders, exchanged their Preferred Stock for shares of the Company's Series C preferred stock, par value $.10 per share (the "New Preferred Stock"). The Company issued one share of New Preferred Stock in exchange for every 10 shares of Preferred Stock.

     Pursuant to the Certificate of Designation of Series C Preferred Stock filed with the Secretary of State of Delaware on September 30, 2004 (the "Series C Certificate of Designation"), the holders of New Preferred Stock are entitled to receive cumulative cash dividends on each share of Series C Preferred Stock when, as and if declared by the Company's Board of Directors, at a rate of 10% per annum of such share's liquidation preference, subject to increase upon the occurrence of certain events described in the Series C Certificate Designation. The "liquidation preference" of each share of New Preferred Stock is equal to the sum of (a) $10,000.00 plus (b) an amount equal to all accrued but unpaid dividends payable with respect to such share. The Series C Preferred Stock is redeemable at any time at the option of the Company and must be redeemed by the Company upon a change of control, as defined in the Series C Certificate of Designation, in each case at a redemption price per share equal to the liquidation preference plus all accrued and unpaid dividends, to the extent not already added to the liquidation preference.

     In connection with the Refinancing, the following agreements previously filed as exhibits to the Statement expired or were terminated (except that certain provisions of some of the agreements that customarily survive termination, such as those providing for indemnification, remain in effect):

        o   The Credit Agreement
        o   The Voting Agreement, as amended
        o   The Centre Loan Agreement
        o   The Parent Guarantee
        o   The Subsidiaries Guarantee
        o   The Letter Agreement.

     Reference is made to Item 5(c) of this Schedule 13D/A (Amendment No. 3) for a description of the B of A Purchase Agreement.

     Item 7.  Material to be Filed as Exhibits.

     Item 7 of the Statement is hereby amended by adding the following exhibits thereto:

     Exhibit 13: Stock Purchase Agreement dated as of September 30, 2004 by and among BA Equity Investment Company, LP, Bank of America, N.A., Centre Capital Investors II, L.P., Centre Capital Tax-Exempt Investors II, L.P., Centre Capital Offshore Investors II, L.P., and Centre Partners Coinvestment L.P.

     Exhibit 14. Exchange Agreement dated as of September 30, 2004 between Firearms Training Systems, Inc. and the investors named at the foot thereof.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2004

                               CENTRE CAPITAL INVESTORS II, L.P.

                                    By:   Centre Partners II, L.P.,
                                          its general partner


                                          By:   Centre Partners Management LLC,
                                                Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                 Name:  Scott Perekslis
                                                 Title: Managing Director

                               CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.

                                    By:   Centre Partners II, L.P.,
                                          its general partner


                                          By:   Centre Partners Management LLC,
                                                Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                 Name: Scott Perekslis
                                                 Title: Managing Director

                               CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                                    By:   Centre Partners II, L.P.,
                                          its general partner


                                          By:   Centre Partners Management LLC,
                                                Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                 Name: Scott Perekslis
                                                 Title: Managing Director

                               CENTRE PARTNERS COINVESTMENT L.P.

                                    By:    Centre Partners II, L.L.C.,
                                           its general partner


                                           By:   Centre Partners Management LLC,
                                                 Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                 Name:  Scott Perekslis
                                                 Title: Managing Director

                               CENTRE PARTNERS II, L.P.

                                    By:    Centre Partners Management LLC,
                                           Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                 Name:  Scott Perekslis
                                                 Title: Managing Director

                               CENTRE PARTNERS II, L.L.C.

                                    By:    Centre Partners Management LLC,
                                           Attorney-in-fact


                                                 By: /s/ SCOTT PEREKSLIS
                                                     ---------------------------
                                                 Name:  Scott Perekslis
                                                 Title: Managing Director

                               CENTRE PARTNERS MANAGEMENT LLC



                                    By: /s/ SCOTT PEREKSLIS
                                        ----------------------------------------
                                    Name:  Scott Perekslis
                                    Title: Managing Director

                                                                      Exhibit 13

                            STOCK PURCHASE AGREEMENT


                  This Stock Purchase Agreement ("Agreement") is made as of September 30, 2004, by BA Equity Investment Company, LP ("BAEIC") and Bank of America, N.A. ("Bank of America" and together with BAEIC, the "Sellers"), Centre Capital Investors II, L.P. ("Centre Capital"), Centre Capital Tax-Exempt Investors II, L.P. ("Centre Tax-Exempt"), Centre Capital Offshore Investors II, L.P. ("Centre Offshore"), and Centre Partners Coinvestment L.P. ("Centre Coinvestment;" each of Centre Capital, Centre Tax-Exempt, Centre Offshore and Centre Coinvestment a "Buyer" and together the "Buyers").

                                    RECITALS

                  WHEREAS, pursuant to that certain Second Amended and Restated Credit Agreement and Partial Exchange Agreement dated as of April 1, 2000 (as amended, supplemented or otherwise modified through the date hereof, the "Amended Agreement") among Firearms Training Systems, Inc. (the "Company"), FATS, Inc. ("Borrower"), the financial institutions (including Bank of America) listed on the signature pages thereto and Bank of America, not in its individual capacity but as Agent under the Amended Agreement, Bank of America received 12,307,203 shares of the Company's Class A common stock, par value $0.000006 per share (such shares, the "Class A Common Shares"), and 6,259.418 shares of the Company's Series B preferred stock, par value $0.10 per share (such shares, together with all additional shares of Series B preferred stock issued or issuable as dividends thereon or on any such additional shares, whether certificated or uncertificated, all having rights to accrued and unpaid dividends as of September 30, 2004 the "Series B Preferred Shares," and together with the Class A Common Shares, the "Shares"), in extinguishment of certain loans held by Bank of America;

                  WHEREAS, BAEIC, an affiliate of Bank of America, as successor in interest to NationsBanc Investment Corp., is the owner of the Class A Common Shares;

                  WHEREAS, Buyers, as Lenders under the Amended Agreement, are collectively the owners and holders of, among other things, (i) Senior Secured Notes (the "Buyer Senior Secured Notes"), (ii) Junior Secured Notes (the "Buyer Junior Secured Notes"), and (iii) notes issued by the Borrower as payment in kind of interest on the Junior Secured Notes (the "Buyer PIK Notes");

                  WHEREAS, Strategic Solutions, Inc., an affiliate and assignee of Bank of America, is the owner and holder of Senior Secured Notes, Junior Secured Notes and notes issued by Borrower as payment in kind to pay interest on the Junior Secured Notes, in each case of like tenor with the Buyer Senior Secured Notes, the Buyer Junior Secured Notes and the Buyer PIK Notes;

                  WHEREAS, Borrower has advised that it has a commitment to refinance, and to pay in full, all principal, interest and other amounts outstanding on the Senior Secured Notes, the Junior Secured Notes and the notes issued to the Lenders to pay interest on the Junior Secured Notes (the "PIK Notes") which refinancing (the "Refinancing") is expected to close and enable such payments to be made on or before September 30, 2004;

                  WHEREAS, in connection with the Refinancing, the Borrower and the Company have requested that the holders of the Company's Series B preferred stock, simultaneously with the closing of the Refinancing, agree to exchange such holder's Series B preferred stock for a new series of preferred stock of the Company, on terms satisfactory to the Lenders in the Refinancing (the "Exchange"); and

                  WHEREAS, Sellers desire to sell, and Buyers desire to purchase, all of the Shares and Buyers desire to effect payment of the Purchase Price (as hereinafter defined) for the Shares with a portion of the proceeds to be received by them in the Refinancing in payment of the Buyer Senior Secured Notes, the Buyer Junior Secured Notes and the Buyer PIK Notes (collectively, the "Buyer Lender Notes").

                                    AGREEMENT

                  NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

         1.  DEFINITIONS
             -----------

                  For purposes of this Agreement, (a) capitalized terms used in this Agreement without definition shall have the meanings assigned to them in the Amended Agreement, and (b) the following terms have the meanings specified or referred to in this Section 1:

                  "Affiliate" - with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, "controls" (including the correlative terms "controlled by" and "under common control with") means with respect to any Person, possession of the power, directly or indirectly, either to (a) vote a majority of the voting shares or other voting interests in such Person for the election of directors of such Person or (b) direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

                  "Agent" - Bank of America, N.A., solely in its capacity as Agent under the Amended Agreement, and any successor Agents thereunder.

                  "Amended Agreement" - as defined in the Recitals of this Agreement.

                  "Best Efforts" -- the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to do any act that is unreasonable under the circumstances, to make any capital contribution or to expend any funds other than in payment of reasonable out-of-pocket expenses incurred in satisfying obligations hereunder, including the fees, expenses, and disbursements of its accountants, actuaries, counsel, and other professional advisers.

                  "Breach" -- a "Breach" of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim by or against any Seller or any Buyer or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term "Breach" means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

                  "Business Day" -- any day excluding Saturday, Sunday and any day that is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close.

                  "Buyer" and "Buyers" -- as defined in the first paragraph of this Agreement.

                  "Buyer Lender Notes" -- as defined in the Recitals of this Agreement.

                  "Class A Common Shares" -- as defined in the Recitals of this Agreement.

                  "Closing" -- as defined in Section 2.3.

                  "Closing Date" -- the date and time as of which the Closing actually takes place.

                  "Company" -- as defined in the Recitals of this Agreement.

                  "Consent" -- any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

                  "Contemplated Transactions" -- all of the transactions contemplated by this Agreement, including:

                  (a)   the sale of the Shares by Sellers to Buyers;

                  (b) the performance by Buyers and Sellers of their respective covenants and obligations under this Agreement; and

                  (d)   Buyers' acquisition and ownership of the Shares.

                  "Contract" -- any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

                  "Damages" -- as defined in Section 10.2.

                  "Encumbrance" -- any charge, claim, community property interest, condition, easement, equitable interest, lease, covenant, security interest, mortgage, lien, option, pledge, right of first refusal, rights of others, restriction (whether on voting, sale, transfer, disposition or otherwise), or other encumbrance whatsoever, whether imposed by agreement, understanding, law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

                  "Governmental Authorization" -- any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

                  "Governmental Body" -- any:

                  (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

                  (b) federal, state, local, municipal, foreign, or other government;

                  (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

                  (d)   multi-national organization or body; or

                  (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

                  "Indemnified Persons" -- as defined in Section 10.2.

                  "Junior Secured Notes" -- as defined in the Amended Agreement.

                  "Knowledge" -- an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

                  (a) such individual is actually aware of such fact or other matter; or

                  (b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

                  "Legal Requirement" -- any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

                  "Order" -- any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

                  "Organizational Documents" -- (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (e) any amendment to any of the foregoing.

                  "Person" -- any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

                  "PIK Notes" -- as defined in the Amended Agreement.

                  "Proceeding" -- any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

                  "Purchase Price" -- as defined in Section 2.2.

                  "Refinancing" -- as defined in the Recitals to this Agreement.

                  "Representative" -- with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

                  "Securities Act" -- the Securities Act of 1933 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

                  "Sellers" -- as defined in the first paragraph of this Agreement.

                  "Senior Secured Notes" -- as defined in the Amended Agreement.

                  "Series B Preferred Shares" -- as defined in the Recitals of this Agreement.

                  "Shares" -- as defined in the Recitals of this Agreement.

                  "Subsidiary" -- with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries. When used without reference to a particular Person, "Subsidiary" means a Subsidiary of the Company.

                  "Tax" -- any tax (including any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

                  "Tax Return" -- any report, return, or other information statement required to be supplied to or filed with a Governmental Body with respect to Taxes (including any amendments, schedules, and exhibits thereto).

                  "Threatened" -- a claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.

                  "Voting and Stock Restriction Agreement" -- the Voting and Stock Restriction Agreement dated as of April 1, 2000 among the Lenders party to the Amended Agreement and Bank of America, N.A.

         2.  SALE AND TRANSFER OF SHARES; CLOSING
             ------------------------------------

                  2.1  Sale and Transfer of Shares
                       ---------------------------

                  Subject to the terms and conditions of this Agreement, at the Closing, (i) BAEIC, will sell and transfer to each Buyer, and each Buyer will purchase from BAEIC, a number of Class A Common Shares set forth next to such Buyer's name on Schedule 2.1 (for the purchase price set forth next to such number of Class A Common Shares on Schedule 2.1) and (ii) Bank of America will sell and transfer to each Buyer, and each Buyer will purchase from Bank of America, a number of Series B Preferred Shares set forth next to such Buyer's name on Schedule 2.1 (for the purchase price set forth next to such number of Series B Preferred Shares on Schedule 2.1).

                  2.2  Purchase Price
                       --------------

                  The aggregate purchase price for the Shares will be $9,000,000 (the "Purchase Price"). To effect payment of the Purchase Price, Buyers hereby assign to Sellers, effective upon the Closing and conditioned upon consummation of the Refinancing, the right to receive, directly from the Borrower, the Agent or the Borrower's new lender, a portion of the payments equal to the Purchase Price to be received by the Buyers in the Refinancing in payment of the Buyer Lender Notes by the Borrower. Buyers agree to instruct the Borrower and the Agent to make payment of such amount directly to Sellers from the proceeds of the Refinancing pursuant to wiring or other instructions to be provided by Sellers. Each Buyer shall be obligated to pay solely that portion of the total Purchase Price set forth next to such Buyer's name in Schedule 2.1.

                  2.3  Closing
                       -------

                  The purchase and sale (the "Closing") provided for in this Agreement will take place at the offices of Buyers' counsel at 7 Times Square, New York, New York 10036, immediately prior to the closing of the Exchange.

                  2.4  Closing Obligations
                       -------------------

                  At the Closing:

                  (a) (i) BAEIC will deliver to Centre Capital, certificates representing the Class A Common Shares, duly endorsed (or accompanied by duly executed stock powers), with signatures guaranteed by a commercial bank or by a member firm of the New York Stock Exchange, for transfer to Buyers and (ii) Bank of America will deliver to the Company an Affidavit of Lost Certificate, together with instructions of transfer instructing the Company to register the Buyers as the registered owners of the Series B Preferred Shares, and to issue certificates representing the Series B Preferred Shares to the Buyers, in each case in accordance with Schedule 2.1; and

                  (b) Immediately after the closing of the Exchange and simultaneously with the consummation of the Refinancing, Buyers will cause to be delivered to Sellers an amount equal to the Purchase Price by delivery of the payment instructions referred to in Section 2.2;

                  2.5 Waiver of Notice. Buyers and Bank of America, as the "Requisite Lenders" under the Amended Agreement, hereby waive any requirement under the Voting and Stock Restriction Agreement for delivery of notice to the Agent with respect to the Contemplated Transactions, or any of them.

         3.  REPRESENTATIONS AND WARRANTIES OF SELLER
             ----------------------------------------

                  Sellers, jointly and not severally, represent and warrant to each Buyer as follows:

                  3.1  Organization and Good Standing
                       ------------------------------

                  Bank of America is a national banking association duly organized, validly existing, and in good standing under the laws of the United States of America, with full corporate power and authority to perform all its obligations under this Agreement. BAEIC is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware, with full power and authority to perform all its obligations under this Agreement.

                  3.2  Authority; No Conflict
                       ----------------------

                  (a) This Agreement constitutes the legal, valid, and binding obligation of Sellers, enforceable against Sellers in accordance with its terms. Sellers have the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

                  (b) Neither the execution and delivery of this Agreement by Sellers nor the consummation or performance of any of the Contemplated Transactions by Sellers will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to:

                           (i) any provision of any Seller's Organizational Documents;

                           (ii) any resolution adopted by the board of directors or the stockholders or partners of any Seller;

                           (iii) any Legal Requirement or Order to which any Seller may be subject; or

                           (iv) any Contract to which any Seller is a party or by which any Seller may be bound.

                  (c) Except for the filing of a Form 4 and Schedule 13D or
Schedule 13G with the Securities and Exchange Commission, no Seller is and no Seller will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

                  3.3  Title to Shares
                       ---------------

                  Bank of America is and will be on the Closing Date the record and beneficial owner and holder of, and has and will have on the Closing Date and will on the Closing Date transfer to Buyers, good and valid title to, the Series B Preferred Shares, in each case free and clear of all Encumbrances.

                  BAEIC is and will be on the Closing Date the record and beneficial owner and holder of, and has and will have on the Closing Date and will on the Closing Date transfer to Buyers, good and valid title to, the Class A Common Shares, in each case free and clear of all Encumbrances.

                  3.4  Legal Proceedings; Orders
                       -------------------------

                  There is no pending Proceeding to which any Seller or any of its Affiliates is a party that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To the Knowledge of each Seller, (a) no such Proceeding has been Threatened, and (b) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.

                  3.5  Disclosure
                       ----------

                  (a) No representation or warranty of any Seller in this Agreement omits to state a material fact necessary to make the statements herein, in light of the circumstances in which they were made, not misleading.

                  (b) No notice given pursuant to Section 5.2 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

                  3.6  Brokers or Finders
                       ------------------

                  No Seller or any of its agents has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

                  3.7  Access to Information
                       ---------------------

                  As a stockholder of the Company and as a lender to the Company and the Borrower, each Seller has had access to the premises, books, records, directors and officers of the Company and its Subsidiaries, and has had the opportunity to review all data and information with respect to the Company and its Subsidiaries and their businesses, operations, assets, liabilities, condition (financial and otherwise), results of operations and prospects as Seller has deemed necessary in its sole judgment to evaluate the Contemplated Transactions. Each Seller acknowledges that the Company and its Subsidiaries have considered, and may consider in the future certain strategic options, including a sale or recapitalization of the Company and/or any of its Subsidiaries.

                  3.8  No Other Representations or Warranties
                       --------------------------------------

                  It is the express intention of Sellers and Buyers that the Contemplated Transactions be without representation or warranty by Sellers, express or implied, except as expressly set forth herein. Except for the representations and warranties contained in this Article 3, neither Sellers nor any Affiliate of Sellers or any other Person, makes or has been authorized to make any express or implied representation or warranty, and Sellers and their Affiliates hereby disclaim any express or implied representation or warranty, whether by Sellers or any of their Affiliates or any of their Representatives or any other Person, in connection with the delivery or disclosure to Buyers or any of their Representatives or any other Person of any documentation or other information regarding the Company and its Subsidiaries.

         4.  REPRESENTATIONS AND WARRANTIES OF BUYERS
             ----------------------------------------

                  Each Buyer severally represents and warrants to Sellers as follows:

                  4.1  Organization and Good Standing
                       ------------------------------

                  Such Buyer is a limited partnership duly organized, validly existing, and in good standing under the laws of its state of organization, with the power and authority under its Organizational Documents to perform all its obligations under this Agreement.

                  4.2  Authority; No Conflict
                       ----------------------

                  (a) This Agreement constitutes the legal, valid, and binding obligation of such Buyer, enforceable against such Buyer in accordance with its terms. Such Buyer has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

                  (b) Neither the execution and delivery of this Agreement by such Buyer nor the consummation or performance of any of the Contemplated Transactions by such Buyer will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to:

                           (i) any provision of such Buyer's Organizational Documents;

                           (ii) any resolution adopted by the general partner of such Buyer;

                           (iii) any Legal Requirement or Order to which such Buyer may be subject; or

                           (iv) any Contract to which such Buyer is a party or by which such Buyer may be bound.

                  (c) Such Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

                  4.3  Certain Proceedings
                       -------------------

                  There is no pending Proceeding to which such Buyer or any of its Affiliates is a party that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To such Buyer's Knowledge, (a) no such Proceeding has been Threatened, and (b) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.

                  4.4  Brokers or Finders
                       ------------------

                  Such Buyer and its agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

                  4.5  Access to Information
                       ---------------------

                  As a stockholder of the Company and as a lender to the Company and the Borrower, such Buyer has had access to the premises, books, records, directors and officers of the Company and its Subsidiaries, and has had the opportunity to review all data and information with respect to the Company and its Subsidiaries and their businesses, operations, assets, liabilities, condition (financial and otherwise), results of operations and prospects as such Buyer has deemed necessary in its sole judgment to evaluate the Contemplated Transactions. Such Buyer acknowledges that the Company and its Subsidiaries have considered and may consider in the future certain strategic options, including a sale or recapitalization of the Company and/or any of its Subsidiaries. Such Buyer has made such investigation as it deems necessary or appropriate to make an informed decision concerning an investment in the Series B Preferred Shares and the Class A Common Shares and neither Sellers nor any of their Affiliates has made, nor does such Buyer intend to rely on, any representations of Sellers or any of their Affiliates regarding the business or financial condition of the Company or the Borrower or their prospects, the Shares themselves or the legal, tax, accounting, securities law or other consequences of acquiring or owning the Series B Preferred Shares and the Class A Common Shares. Such Buyer acknowledges that an investment in the Series B Preferred Shares and the Class A Common Shares involves significant risk, including the risk of the possible loss of its entire investment therein and such Buyer is able to afford such a loss. Such Buyer acknowledges that neither the Series B Preferred Shares nor the Class A Common Shares have been registered for sale under the Securities Act or under any state securities laws, and may not be transferred except in accordance with such laws. Such Buyer is purchasing the Series B Preferred Shares and the Class A Common Shares for its own account, with its own funds, and not as a nominee or agent for any other person, for investment purposes only, and not with a view toward the resale or other distribution thereof. There are substantial restrictions and conditions concerning the transfer of the Series B Preferred Shares and the Class A Common Shares. Such Buyer agrees that it will not transfer, sell, hypothecate, sub-divide or otherwise dispose of the Series B Preferred Shares and the Class A Common Shares, except in strict compliance with the terms of any restrictions thereon and then not in any manner that will violate the federal or state securities laws.

                  4.6  No Other Representations or Warranties
                       --------------------------------------

                  It is the express intention of each Seller and Buyers that the Contemplated Transactions be without representation or warranty by Buyers, express or implied, except as expressly set forth herein. Except for the representations and warranties contained in this Article 4, neither Buyers nor any Affiliate of any Buyer or any other Person, makes or has been authorized to make any express or implied representation or warranty, and Buyers and their Affiliates hereby disclaim any express or implied representation or warranty, whether by Buyers or any of their Affiliates or any of their Representatives or any other Person, in connection with the delivery or disclosure to any Seller or any of its Representatives or any other Person of any documentation or other information regarding the Company and its Subsidiaries.

         5.  COVENANTS OF SELLER PRIOR TO CLOSING DATE
             -----------------------------------------

                  5.1  Required Filings
                       ----------------

                  As promptly as practicable after the date of this Agreement, Sellers will make any filings required by Legal Requirements to be made by them in connection with this Agreement and the consummation of the Contemplated Transactions. Between the date of this Agreement and the Closing Date, Sellers will, at Buyers' expense, cooperate with Buyers with respect to all filings that any Buyer elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions.

                  5.2  Notification
                       ------------

                  Between the date of this Agreement and the Closing Date, Sellers will promptly notify Buyers in writing if Sellers become aware of any fact or condition that causes or constitutes a Breach of any of any Seller's representations and warranties as of the date of this Agreement, or if Sellers become aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Sellers will promptly notify Buyers of the occurrence of any Breach of any covenant of any Seller in this
Section 5 or of the occurrence of any event that may make the satisfaction of the conditions in Section 7 impossible or unlikely.

                  5.3  No Negotiation
                       --------------

                  Until such time, if any, as this Agreement is terminated pursuant to Section 9, Sellers will not directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyers) relating to any transaction involving the sale of any of the Shares.

         6.  COVENANTS OF BUYERS PRIOR TO CLOSING DATE
             -----------------------------------------

                  6.1  Required Filings
                       ----------------

                  As promptly as practicable after the date of this Agreement, Buyers will make all filings required by Legal Requirements to be made by them prior to consummation of the Contemplated Transactions. Between the date of this Agreement and the Closing Date, Buyers will, at Sellers' expense, cooperate with Sellers with respect to all filings that Sellers elect to make or are required by Legal Requirements to make in connection with the Contemplated Transactions; provided that this Agreement will not require Buyers to dispose of or make any change in any portion of its business or to incur any other burden to obtain a Governmental Authorization.

                  6.2  Notification
                       ------------

                  Between the date of this Agreement and the Closing Date, each Buyer will promptly notify Sellers in writing if such Buyer becomes aware of any fact or condition that causes or constitutes a Breach of any of such Buyer's representations and warranties as of the date of this Agreement, or if such Buyer becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, each Buyer will promptly notify Sellers of the occurrence of any Breach of any covenant of such Buyer in this Section 6 or of the occurrence of any event that may make the satisfaction of the conditions in Section 8 impossible or unlikely.

         7.  CONDITIONS PRECEDENT TO BUYERS' OBLIGATION TO CLOSE
             ---------------------------------------------------

                  Buyers' obligation to purchase the Shares and to take the other actions required to be taken by Buyers at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyers, in whole or in part):

                  7.1  Accuracy of Representations
                       ---------------------------

                  (a) All of each Seller's representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date, without giving effect to any notices delivered pursuant to Section 5.2.

                  (b) Each of each Seller's representations and warranties in Sections 3.3 and 3.5 must have been accurate in all respects as of the date of this Agreement, and must be accurate in all respects as of the Closing Date as if made on the Closing Date, without giving effect to any notices delivered pursuant to Section 5.2.

                  7.2  Sellers' Performance
                       --------------------

                  (a) All of the covenants and obligations that any Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects.

                  (b) Each of the covenants and obligations in Section 5.1 must have been performed and complied with in all respects.

                  7.3  No Proceedings
                       --------------

                  Since the date of this Agreement, there must not have been commenced or Threatened against any Buyer, or against any Person affiliated with any Buyer, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

                  7.4  No Claim Regarding Stock Ownership or Sale Proceeds
                       ---------------------------------------------------

                  There must not have been made or Threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any of the Shares, or (b) is entitled to all or any portion of the Purchase Price.

                  7.5  No Prohibition
                       --------------

                  Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause any Buyer or any Person affiliated with any Buyer to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

                  7.6 Refinancing. The Refinancing shall have been consummated on or prior to September 30, 2004.

         8.  CONDITIONS PRECEDENT TO SELLER'S OBLIGATION TO CLOSE
             ----------------------------------------------------

                  Sellers' obligation to sell the Shares and to take the other actions required to be taken by Sellers at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Sellers, in whole or in part):

                  8.1  Accuracy of Representations
                       ---------------------------

                  All of Buyers' representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Closing Date as if made on the Closing Date, without giving effect to any notices delivered pursuant to Section 6.2.

                  8.2  Buyers' Performance
                       -------------------

                  (a) All of the covenants and obligations that Buyers are required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects.

                  (b) Buyers must have made or caused to be made the payment required to be made by Buyers pursuant to Section 2.4(b).

                  8.3  No Injunction
                       -------------

                  There must not be in effect any Legal Requirement or any injunction or other Order that (a) prohibits the sale of any of the Shares by Sellers to Buyers, and (b) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.

                  8.4  Refinancing
                       -----------

                  The Refinancing shall have been consummated on or prior to September 30, 2004.

         9.  TERMINATION
             -----------

                  9.1  Termination Events
                       ------------------

                  (a) Except as may be otherwise agreed between Buyers and Sellers, this Agreement shall terminate if the Refinancing has not occurred by the close of business on September 30, 2004.

                  (b) This Agreement may, by written notice given prior to or at the Closing, be terminated:

                           (i) by either Buyers or Sellers if a material Breach of any provision of this Agreement has been committed by the other party (or, in the case of Buyers, any Buyer) and such Breach has not been waived;

                           (ii)     (A) by Buyers if any of the conditions in
         Section 7 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyers to comply with their obligations under this Agreement) and Buyers have not waived such condition on or before the Closing Date; or (B) by Sellers, if any of the conditions in
         Section 8 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Sellers to comply with their obligations under this Agreement) and Sellers have not waived such condition on or before the Closing Date;

                           (iii)    by mutual consent of Buyers and Sellers; or

                           (iv) by either Buyers or Sellers if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before September 30, 2004 or such later date as the parties may agree upon.

                  9.2  Effect of Termination
                       ---------------------

                  Each party's right of termination under Section 9.1(b) is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 11.1 and 11.2 will survive; provided, however, that if this Agreement is terminated by a party because of the Breach of the Agreement by the other party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

         10.  INDEMNIFICATION; REMEDIES
              -------------------------

                  10.1 Survival; Right to Indemnification Not Affected by Knowledge

                  All representations, warranties, covenants, and obligations in this Agreement and any other certificate or document delivered pursuant to this Agreement will survive the Closing. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants, and obligations.

                  10.2  Indemnification and Payment of Damages by Sellers
                        -------------------------------------------------

                  Sellers will indemnify and hold harmless Buyers and their respective Representatives, partners, controlling Persons, and Affiliates (collectively, the "Indemnified Persons") for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with:

                  (a) any Breach of any representation or warranty made by any Seller in this Agreement (without giving effect to any notices delivered pursuant to Section 5.2) or any other certificate or document delivered by any Seller pursuant to this Agreement;

                  (b) any Breach by any Seller of any covenant or obligation of any Seller in this Agreement; or

                  (c) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with any Seller (or any Person acting on its behalf) in connection with any of the Contemplated Transactions.

                  The remedies provided in this Section 10.2 will not be exclusive of or limit any other remedies that may be available to Buyers or the other Indemnified Persons.

                  10.3  Indemnification and Payment of Damages by Buyer
                        -----------------------------------------------

                  Each Buyer will severally indemnify and hold harmless Sellers and its Representatives, controlling Persons, and Affiliates, and will pay to Sellers and its Representatives, controlling Persons, and Affiliates the amount of any Damages arising, directly or indirectly, from or in connection with:

                  (a) any Breach of any representation or warranty made by such Buyer in this Agreement (without giving effect to any notices delivered pursuant to Section 6.2) or in any certificate or document delivered by such Buyer pursuant to this Agreement; or

                  (b) any Breach by such Buyer of any covenant or obligation of such Buyer in this Agreement.

                  The remedies provided in this Section 10.3 will not be exclusive of or limit any other remedies that may be available to Sellers and its Representatives, controlling Persons and Affiliates.

                  10.4  Time Limitations
                        ----------------

                  If the Closing occurs, Sellers will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, other than those in Section 3.3, unless on or before December 31, 2005

Buyers notify Sellers of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Buyers. A claim with respect to
Section 3.3 may be made at any time. If the Closing occurs, no Buyer will have any liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless on or before December 31, 2005 Sellers notify such Buyer of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Sellers.

                  10.5  Limitations on Amount -- Sellers
                        --------------------------------

                  Sellers will have no liability (for indemnification or otherwise) with respect to the matters described in Section 10.2 until the total of all Damages with respect to such matters exceeds $50,000; provided that, in such event, indemnification shall be made for all Damages of the Indemnified Persons, including such first $50,000. However, this Section 10.5 will not apply to any Breach of any of any Seller's representations and warranties of which any Seller had Knowledge at any time prior to the date on which such representation and warranty is made or any intentional Breach by any Seller of any covenant or obligation, and Sellers will be liable for all Damages with respect to such Breaches.

                  10.6  Limitations on Amount -- Buyers
                        -------------------------------

                  Buyers will have no liability (for indemnification or otherwise) with respect to the matters described in Section 10.3 until the total of all Damages with respect to such matters exceeds $50,000; provided that, in such event, indemnification shall be made for all Damages of Sellers, its Representatives, controlling Persons, and Affiliates, including such first $50,000. However, this Section 10.6 will not apply to any Breach of any Buyer's representations and warranties of which such Buyer had Knowledge at any time prior to the date on which such representation and warranty is made or any intentional Breach by any Buyer of any covenant or obligation, and such Buyer will be liable for all Damages with respect to such Breaches.

                  10.7  Procedure for Indemnification -- Third Party Claims
                        ---------------------------------------------------

                  (a) Promptly after receipt by an indemnified party under
Section 10.2 or 10.3 of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party's failure to give such notice.

                  (b) If any Proceeding referred to in Section 10.7(a) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will, unless the claim involves Taxes, be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Section 10 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding,
(i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party's consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten days after the indemnified party's notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.

                  (c) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

                  (d) Each Seller hereby consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Person for purposes of any claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on such Seller with respect to such a claim anywhere in the world.

                  (e) Buyers hereby consent to the non-exclusive jurisdiction of any court in which a Proceeding is brought against Sellers or any of its Representatives, controlling Persons, and Affiliates for purposes of any claim that Sellers may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on Buyers with respect to such a claim anywhere in the world.

                  10.8  Procedure for Indemnification -- Other Claims
                        ---------------------------------------------

                  A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

         11.  GENERAL PROVISIONS
              ------------------

                  11.1  Expenses
                        --------

                  Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement, and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

                  11.2  Confidentiality
                        ---------------

                  Between the date of this Agreement and the Closing Date, Buyers and Sellers will maintain in confidence, and will cause their respective directors, officers, employees, agents, and advisors to maintain in confidence, any written, oral, or other information obtained in confidence from another party in connection with this Agreement or the Contemplated Transactions, unless
(a) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions or the Refinancing, or (c) the furnishing or use of such information is required by Proceedings.

                  If the Contemplated Transactions are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request.

                  11.3  Notices
                        -------

                  All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers of Sellers or Buyers, as applicable, set forth below (or to such other addresses and telecopier numbers as a party may designate from time to time by notice to the other parties). Seller will use its Best Efforts to send a copy of all notices, consents, waivers, and other communications sent to Buyers to Buyers' counsel at the address and telecopier number set forth below (or at such other address and telecopier number as Buyers' counsel may designate from time to time by notice to Seller).

                  Sellers:              Bank of America, N.A. and
                                        BA Equity Investment Company, LP
                                        Address   101 N. Tryon Street
                                                  NC1-001-13-01
                                                  Charlotte, NC  28255
                                        Attention:     Mr. Kevin Becker
                                        Facsimile No.: (704) 386-1759

                  Sellers' counsel:     McGuireWoods LLP
                                        Bank of America Corporate Center
                                        100 North Tryon Street, Suite 2900
                                        Charlotte, N.C. 28202-4011
                                        Attention:  Thomas Cabaniss, Esq.
                                        Facsimile No.:  704-373-8935

                  Buyers: Centre Partners Management LLC 11766 Wilshire Blvd., Suite 890 Los Angeles, CA 90025
                                        Attention: Cameron Breitner
                                        Facsimile No.:  310-575-9504

                  Buyer's counsel:      O'Melveny & Myers LLP
                                        Times Square Tower
                                        7 Times Square, 29th Floor
                                        New York, NY  10036
                                        Attention:  Mark E. Thierfelder, Esq.
                                        Facsimile No.:  212-326-2061

                  11.4  Jurisdiction; Service of Process
                        --------------------------------

                  Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

                  11.5  Further Assurances
                        ------------------

                  The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as any other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

                  11.6  Waiver
                        ------

                  The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other parties; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

                  11.7  Entire Agreement and Modification
                        ---------------------------------

                  This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

                  11.8  Assignments and Successors; No Third-Party Rights
                        -------------------------------------------------

                  No party may assign any of its rights under this Agreement without the prior written consent of the other parties, which will not be unreasonably withheld, except that any Buyer may assign any of its rights under this Agreement to any Affiliate of such Buyer. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

                  11.9  Severability
                        ------------

                  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

                  11.10 Section Headings and Construction
                        ---------------------------------

                  The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

                  11.11 Time of Essence
                        ---------------

                  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

                  11.12 Governing Law
                        -------------

                  This Agreement will be governed by the laws of the State of New York without regard to conflicts of laws principles.

                  11.13 Counterparts
                        ------------

                  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

                  [Remainder of page intentionally left blank]

                  IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                                   BANK OF AMERICA, N.A.



                                   By:
                                       -----------------------------------------
                                   Name:
                                   Title:


                                   BA Equity Investment Company, L.P. a
                                   Delaware limited partnership and successor in interest to Nationbanc Investment Corp.

                                   By:  BA Equity Management, L.P., its general
                                   partner

                                       By: BA Equity Management GP, LLC

                                                By:
                                                    ----------------------------
                                                Name:
                                                Title:

                                   CENTRE CAPITAL INVESTORS II, L.P.

                                   CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.

                                   CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.


                                   By:   Centre Partners II, L.P.,
                                         its general partner


                                         By:   Centre Partners Management LLC,
                                               Attorney-in-fact


                                                By:
                                                    ----------------------------
                                                Name:
                                                Title: Managing Director





                                   CENTRE PARTNERS COINVESTMENT, L.P.


                                   By:    Centre Partners II, L.L.C.,
                                          its general partner


                                          By:   Centre Partners Management LLC,
                                                Attorney-in-fact


                                                By:
                                                    ----------------------------
                                                Name:
                                                Title: Managing Director

                                  SCHEDULE 2.1

                     ALLOCATION OF SHARES AND PURCHASE PRICE

------------------------------------------------------------------------------------------------------------------------------------
      Buyer              Number of       Purchase Price              Number of                Purchase Price    Aggregate Portion of
                       Common Shares   for Common Shares          Preferred Shares         for Preferred Shares    Purchase Price
------------------------------------------------------------------------------------------------------------------------------------
Centre Capital          8,441,904             $68.59      4,293.535 plus 68.5932% of all       $6,173,319.41         $6,173,388
                                                          additional shares of Series B
                                                          Preferred stock issued or
                                                          issuable as dividends thereon
                                                          or on any such additional shares
------------------------------------------------------------------------------------------------------------------------------------
Centre Tax-Exempt         943,741             $ 7.67      479.985 plus 7.6682% of all          $  690,130.33         $  690,138
                                                          additional shares of Series B
                                                          Preferred stock issued or
                                                          issuable as dividends thereon
                                                          or on any such additional shares
------------------------------------------------------------------------------------------------------------------------------------
Centre Offshore         1,672,771             $13.59      850.767 plus 13.5918% of all         $1,223,248.41         $1,223,262
                                                          additional shares of Series B
                                                          Preferred stock issued or
                                                          issuable as dividends thereon
                                                          or on any such additional shares
------------------------------------------------------------------------------------------------------------------------------------
Centre Coinvestment     1,248,787             $10.15      635.131 plus 10.1468% of all         $  913,201.85         $  913,212
                                                          additional shares of Series B
                                                          Preferred stock issued or
                                                          issuable as dividends thereon
                                                          or on any such additional shares
------------------------------------------------------------------------------------------------------------------------------------

                                                                      Exhibit 14

                               EXCHANGE AGREEMENT

                  This EXCHANGE AGREEMENT (this "Agreement") is dated as of September 30, 2004, by and among FIREARMS TRAINING SYSTEMS, INC., a Delaware corporation (the "Company"), and the investors listed on Annex I hereto (the "Investors"; and each, an "Investor").

                  WHEREAS, each Investor owns beneficially and of record the number of issued and outstanding shares of the Company's Series B Preferred Stock, $.10 par value per share, set forth opposite such Investor's name in column 2 of Annex I attached hereto (the "Existing Shares");

                  WHEREAS, the Company wishes to issue shares of its Series C Preferred Stock, $.10 par value per share (the "Investor Shares"), to each Investor in exchange for such Investor's Existing Shares and any and all accrued and unpaid dividends through and including the date hereof and each Investor desires to exchange its Existing Shares for the Investor Shares on the terms and conditions set forth herein (such exchange, the "Exchange");

                  WHEREAS, immediately prior to the Exchange, the Company intends to file with the Delaware Secretary of State, a Certificate of Designations of Series C Preferred Stock, substantially in the form of Exhibit A hereto (the "Certificate of Designations"), pursuant to which, among other things, the Company will authorize the issuance of the Investor Shares with the rights, preferences, powers, designations, limitations and restrictions therefor as set forth in the Certificate of Designations;

                  NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

         Section 1. Exchange. On the terms and subject to the conditions of this Agreement, at the Closing, the Company shall issue to each Investor the number of Investor Shares set forth opposite such Investor's name in column 3 of Annex I attached hereto, and each Investor shall deliver to the Company in exchange therefor the number of Existing Shares set forth opposite such Investor's name in column 2 of Annex I attached hereto and any and all accrued and unpaid dividends through and including the date of Closing.

         Section 2.        Closing; Certificates.

                  (a) The closing of the Exchange (the "Closing"), shall be held on September 30, 2004 at the offices of O'Melveny & Myers LLP, Times Square Tower, 7 Times Square, New York, New York 10036, or such other time and place as the parties hereto may mutually determine (such date and time being called the "Closing Date").

                  (b) Each Investor will deliver or cause to be delivered to the Company either (i) the stock certificates evidencing Existing Shares set forth opposite such Investor's name in column 4 of Annex I attached hereto, accompanied by duly executed stock powers endorsed in blank, or (ii) an affidavit in form and substance reasonably satisfactory to the Company stating that such certificates have been lost, stolen or otherwise misplaced. Each

Investor hereby acknowledges that, from and after the Closing, such Investor holds its Existing Shares for the Company within the meaning of Section 8-301 of the Uniform Commercial Code.

                  (c) Promptly after its receipt from an Investor of the certificates or affidavit described in Section 2(b), the Company will (i) deliver or cause to be delivered to such Investor a stock certificate evidencing the number of Investor Shares set forth opposite such Investor's name in column 3 of Annex I attached hereto, duly registered in such Investor's name on the books and records of the Company, and (ii) retire the Existing Shares previously owned by such Investor.

         Section 3. Treatment of Recapitalization. The transactions contemplated by Section 1 hereof are intended to qualify as a reorganization described in Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), for federal and state income tax purposes. This Agreement constitutes a plan of reorganization. The parties hereby agree to report the transactions referred to in this Section 3 for federal and state income tax purposes in a manner consistent with the foregoing terms of this Section 3.

         Section 4. Satisfaction of Obligations. Each Investor hereby acknowledges that the issuance of Investor Shares to such Investor contemplated hereby shall satisfy all of the obligations of the Company under the Certificate of Designations authorizing the Existing Shares and that after the Closing, such Investor shall have no further rights with respect to the Existing Shares including, without limitation, any and all accrued and unpaid dividends through and including the date hereof.

         Section 5. Representations and Warranties of Company. The Company hereby represents and warrants to the Investors as follows:

                  (a) Capitalization. After giving effect to the transactions contemplated hereby, the authorized and issued and outstanding capital stock of the Company shall consist of (i) 100,000,000 authorized shares of common stock, par value $0.000006 per share, of which 70,508,801 shares will be issued and outstanding, and (ii) 100,000 authorized shares of preferred stock, par value $0.10 per share, of which 3,202.7801 shares designated as Series C Preferred Stock will be issued and outstanding. Except as set forth on Annex II annexed hereto, there shall be no outstanding securities convertible into or exchangeable or exercisable for, or options, warrants or other rights to acquire shares of capital stock of Company immediately after giving effect to the transactions contemplated hereby. The Investor Shares to be issued to Investors pursuant to this Agreement, when issued, shall be validly issued, fully paid and non-assessable, and free and clear of all liens.

                  (b) Authority of Company. The Company (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and (ii) has all the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereto:
(y) have been duly authorized by all necessary corporate action on its part, and no other proceedings on its part are necessary to authorize this Agreement or to consummate the transactions contemplated hereby and (z) do not contravene or otherwise conflict with any agreement, document, instrument, permit, license, order, writ, injunction, decree, statute, rule or regulation of any court or any public, governmental or regulatory agency or body applicable to the Company or any of its properties or assets. Except for such UCC-1 filings and/or mortgage recordation as required by the Revolving Credit, Term Loan and Security Agreement, dated as of the date hereof, among the Company, FATS, Inc., the lenders named therein, and CapitalSource Finance LLC, as agent (the "Credit Agreement"), compliance by the Company with SEC disclosure requirements or filings with the Secretary of State of Delaware, there is no consent, approval, authorization, order, registration, filing, qualification, license or permit of or with any court or any governmental agency or body or self regulatory organization (including, without limitation, the NASD or the NASDAQ Stock Market) applicable to the Company or any of its properties or assets which is required to be made or obtained by the Company to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Company and, assuming due authorization, execution and delivery by the other party hereto, this Agreement constitutes a legal, valid and binding obligation of Company enforceable against it in accordance with this Agreement's terms and conditions, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditor's rights generally, and subject, as to enforceability to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or equity).

         Section 6. Representations and Warranties of the Investors. Each Investor hereby, severally and not jointly, represents and warrants to Company with respect to itself as follows:

                  (a) Authority of Investor. Such Investor (i) is an entity duly organized or incorporated, validly existing and in good standing under the laws of the state of its organization or incorporation and (ii) has all requisite corporate or other power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Investor, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereto: (y) have been duly authorized by all requisite corporate or other action on its part, and no other proceedings on its part are necessary to authorize this Agreement or to consummate the transactions contemplated hereby and (z) do not contravene or otherwise conflict with any agreement, document, instrument, permit, license, order, writ, injunction, decree, statute, rule or regulation of any court or any public, governmental or regulatory agency or body applicable to such Investor or any of its properties or assets. Except for such UCC-1 filings and/or mortgage recordation as required by the Credit Agreement or compliance by the Company with SEC disclosure requirements or filings with the Secretary of State of Delaware, there is no consent, approval, authorization, order, registration, filing, qualification, license or permit of or with any court or any governmental agency or body or self regulatory organization (including, without limitation, the NASD or the NASDAQ Stock Market) applicable to the Company or its properties and assets which is required to be made or obtained by such Investor to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Investor and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of such Investor enforceable against it in accordance with this Agreement's terms and conditions, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditor's rights generally, and subject, as to enforceability to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or equity).

                  (b) Title to Existing Shares. Such Investor is the true and lawful beneficial and record owner of the Existing Shares and has good and marketable title thereto, free and clear of mortgages, pledges, liens, charges, security interests or other encumbrances (each, an "Encumbrance"). Such Investor has full right and power and authority to transfer and deliver the Existing Shares to the Company, and such Investor will transfer to the Company valid and marketable title thereto, including all voting and other rights to such Existing Shares, free and clear of all Encumbrances. There are no outstanding options, warrants, rights, agreements, contracts, puts, calls, commitments, pre-emptive rights, or demands of any character to which such Investor is a party or under which such Investor has any rights relating to the Existing Shares; and there are no agreements to which such Investor is a party that restrict the transfer of the Existing Shares or voting of the Existing Shares to be transferred to the Company. Such Investor has not granted to any person any proxies, powers of attorney, or similar rights or powers with respect to the Existing Shares.

                  (c) Securities Laws. Such Investor in connection with its receipt of Investor Shares (i) understands that such equity securities, as an investment, involve a high degree of risk; (ii) understands that there is no market for such equity securities and that it may not be possible to readily liquidate such equity securities at any time; (iii) has acquired such equity securities for its own account, for investment and not with a view to the distribution or resale thereof; (iv) understands that such equity securities have not been registered under the Securities Act of 1933, as amended, or any applicable securities or "Blue Sky" law of any state or other jurisdiction and may not be sold without registration under such laws or an exemption therefrom;
(v) is able to bear the economic risk of its investment in such equity securities and is able to hold such equity securities for an indefinite period of time; (vi) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its investment in such equity securities; (vii) is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended; (viii) has not had any broker, finder, agent or similar intermediary act on its behalf in connection with this Agreement or the transactions contemplated hereby, and that no broker, finder, agent or similar intermediary is entitled to any broker's, finder's or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with, or any action taken by it and (ix) understands that it is solely responsible for obtaining such legal and tax advice as it deems appropriate in connection with its investment in such equity securities.

         Section 7. Survival of Representation and Warranties. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

         Section 8.        General Provisions.

                  (a) Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall bind and inure to the benefit of the Company, each of the Investors, and their respective successors and assigns.

                  (b) Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous arrangements or understandings with respect thereto.

                  (c) Changes. The terms and provisions of this Agreement may not be modified or amended, nor any of the provisions hereof waived, temporarily or permanently, except pursuant to an instrument in writing signed by the party against whom the enforcement of any such modification, amendment or waiver is sought.

                  (d) Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Facsimile counterpart signatures to this Agreement shall be acceptable and binding.

                  (e) Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

                  (f) Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

                  (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed wholly therein.

                  (h)      Consent to Creation of Investor Shares. Pursuant to
Section 2(b) of the certificate of designation for the Company's Series B Preferred Stock, $.10 par value per share, each Investor hereby consents to the authorization and issuance of the Company's Series C Preferred Stock, $.10 par value per share and the filing of the Certificate of Designations.

                                  *  *  *  *  *

         IN WITNESS WHEREOF, the parties have executed this Exchange Agreement on the date first written above.

                                FIREARMS TRAINING SYSTEMS, INC.


                                By:
                                   ---------------------------------------------
                                Name:
                                Title:



                                INVESTORS:

                                CENTRE CAPITAL INVESTORS II, L.P.

                                CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.

                                CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                                By: Centre Partners II, L.P., as General Partner

                                By: Centre Partners Management LLC, as
                                    Attorney-in-Fact


                                By:
                                   ---------------------------------------------
                                Name:
                                Title:



                                CENTRE PARTNERS COINVESTMENT, L.P.

                                By: Centre Partners II LLC, as General Partner


                                By:
                                   ---------------------------------------------
                                Name:
                                Title:

                                U.S. BANK NATIONAL ASSOCIATION



                                By:
                                   ---------------------------------------------
                                Name:
                                Title:

                              FIRST SOURCE FINANCIAL LLP
                              By: First Source Financial, Inc., as Agent/Manager


                              By:
                                 -----------------------------------------------
                              Name:
                              Title:

                                     Annex I
                                     -------

-----------------------------------------------------------------------------------------------------------------------------
                Investor                            Existing         Investor            Certificates Representing
                                                     Shares           Shares                 Existing Shares
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Centre Capital Investors II, L.P.                 14,788.43249     1,478.843249   No. 103          (615.893 Existing Shares)
                                                                                  No. 104        (2,478.432 Existing Shares)
                                                                                  No. 113        (2,477.064 Existing Shares)
-----------------------------------------------------------------------------------------------------------------------------
Centre Capital Tax-Exempt Investors II, L.P.       1,653.23469      165.323469    No. 107           (68.851 Existing Shares)
                                                                                  No. 108          (277.065 Existing Shares)
                                                                                  No. 115          (276.920 Existing Shares)
-----------------------------------------------------------------------------------------------------------------------------
Centre Capital Offshore Investors II, L.P.         2,930.34028      293.034028    No. 105          (122.041 Existing Shares)
                                                                                  No. 106          (491.091 Existing Shares)
                                                                                  No. 114          (490.830 Existing Shares)
-----------------------------------------------------------------------------------------------------------------------------
Centre Partners Coinvestment, L.P.                 2,187.61141      218.761141    No. 109          ( 90.612 Existing Shares)
                                                                                  No. 110          (364.638 Existing Shares)
                                                                                  No. 116          (366.430 Existing Shares)
-----------------------------------------------------------------------------------------------------------------------------
U.S. Bank National Association                     3,248.82021      324.882021    No. 112        (2,166.818 Existing Shares)
-----------------------------------------------------------------------------------------------------------------------------
First Source Financial LLP                         7,219.36191      721.936191    No. 111        (4,814.992 Existing Shares)
-----------------------------------------------------------------------------------------------------------------------------

                                    Annex II
                                    --------

         After giving effect to the transactions contemplated hereby, there shall be outstanding (i) options to acquire 6,872,046 shares of the Company's common stock, par value $0.000006 per share (the "Common Stock"), and (ii) warrants to acquire 5,246,164 shares of Common Stock.

                                                                       Exhibit A
                                                                       ---------

                           Certificate of Designations
                           ---------------------------

                         FIREARMS TRAINING SYSTEMS, INC.

    CERTIFICATE OF DESIGNATIONS OF SERIES C PREFERRED STOCK SETTING FORTH THE POWERS, PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS
                        OF SUCH SERIES OF PREFERRED STOCK

        Pursuant to Section 151 of the General Corporation Law of the State of Delaware

        FIREARMS TRAINING SYSTEMS, INC. (hereinafter referred to as the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of
Section 151 of the General Corporation Law of the State of Delaware, as amended (the "Delaware Code"), DOES HEREBY CERTIFY THAT, pursuant to authority conferred by Article Fourth of the Restated Certificate of Incorporation of the Corporation, the Board of Directors of the Corporation (the "Board") has adopted a resolution providing for the issuance of a series of preferred stock of the Corporation consisting of 3,500 shares designated "Series C Preferred Stock," which resolution is as follows:

               RESOLVED, that pursuant to the authority vested in the Board of Directors of Firearms Training Systems, Inc., a Delaware corporation (the "Corporation"), by Article Fourth of the Restated Certificate of Incorporation of the Corporation, the Board does hereby create, provide for and approve a series of preferred stock, par value $.10 per share, of the Corporation (the "Preferred Stock") to be designated "Series C Preferred Stock" (such series being herein called the "Series C Preferred Stock"), consisting of 3,500 shares of the presently authorized but unissued shares of Preferred Stock, and does hereby fix and herein state and express the designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of the Series C Preferred Stock as follows:

Section 1.     Definitions.
               -----------

        In this Certificate of Designations, the following terms when capitalized have the following meanings:

        "Affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act.

        "Beneficial Owner" has the meaning set forth in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as used in Section 13(d)(3) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the lapse of time (even if more than 60 days) or upon the occurrence of a subsequent condition. "Beneficially Own" and "Beneficial Ownership" have corresponding meanings.

        "Board" means the Corporation's Board of Directors.

        "Change of Control" means the occurrence of any of the following:

               (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, consolidation or transfer of Voting Stock), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than to the Corporation or a wholly-owned subsidiary of the Corporation;

               (ii) the consummation of any transaction or series of related transactions (including any merger or consolidation) resulting in any "person" (as defined above) other than (x) the then holders of more than 50% of the Series C Preferred Shares or (y) Centre Capital Investors II, L.P. or any of its Affiliates or any group (as that term is used in Section 13(d)(3) of the Exchange Act) which includes Centre Capital Investors II, L.P. or any of its Affiliates, becoming the Beneficial Owner, directly or indirectly, of more than 50% of the Corporation's Voting Stock (measured by voting power rather than number of shares); or

               (iii) a merger, consolidation or reorganization with respect to which all or substantially all of the individuals and entities who were the Beneficial Owners of the Corporation's Voting Stock immediately prior to such merger, consolidation or reorganization do not, following such merger, consolidation or reorganization, Beneficially Own, directly or indirectly, more than 50% of the Voting Stock resulting from such merger, consolidation or reorganization (measured by voting power rather than number of shares).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Liquidation Preference" means, with respect to each share of Series C Preferred Stock, $10,000 (subject to adjustment pursuant to Section 2(d) and subject to adjustment to reflect any stock split, combination, reclassification or similar event involving the Series C Preferred Stock).

        "Quarterly Dividend Payment Date" means each of March 31, June 30, September 30 and December 31 of each year.

        "Voting Stock" means the capital stock of the Corporation (or any successor) that is at the time entitled to vote in the election of the Board (without regard to the occurrence of any contingency).

Section 2.     Dividends.
               ---------

               (a) Dividend Rate. The holders of shares of Series C Preferred Stock, in preference to the holders of any class or series of the common stock of the Corporation or any other class or series of capital stock of the Corporation ranking (as to dividends) junior to or on a parity with the Series C Preferred Stock, shall be entitled to receive, when, as and if declared by the Board out of funds legally available for the purpose, quarterly dividends payable in cash on each Quarterly Dividend Payment Date, at the per annum rate of (i) 10% of the Liquidation Preference per share per year through and including March 31, 2006; (ii) 12% of the Liquidation Preference per share per year through and including September 30, 2006; and (iii) 14% of the Liquidation

Preference per share per year thereafter (in each case, subject to increase during the continuance of a Restriction Event as provided in Section 4(a) hereof).

               (b) Periods in Which Dividends Accrue. Dividends shall begin to accrue and be cumulative and compounded quarterly at the applicable rate in
Section 2(a) on outstanding shares of Series C Preferred Stock, whether or not there are funds of the Corporation legally available for the payment of such dividends, from the issue date of such shares through the date of redemption (unless on the date of redemption the Corporation fails to pay or set apart for payment the redemption price, in which case dividends shall continue to accrue and be cumulative through the date that the Corporation pays or sets apart for payment the redemption price) or liquidation.

               (c) Record Date for Dividends. The Board may fix a record date for the determination of holders of shares of Series C Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

               (d) Unpaid Dividends. If, at the time of a liquidation or redemption, the amount of dividends paid in cash on the shares of Series C Preferred Stock is less than the total amount of such dividends at the time accrued and payable on such shares (or that would be payable if the Corporation had funds legally available for payment), (i) the dividends paid shall be allocated pro rata on a share-by-share basis among all shares of Series C Preferred Stock at the time outstanding and (ii) the accrued and unpaid dividends shall be added to the Liquidation Preference.

Section 3.     Voting Rights.
               -------------

        In addition to any voting rights provided by law, the holders of shares of Series C Preferred Stock shall have the following voting rights:

               (a) So long as any shares of Series C Preferred Stock are outstanding, the Corporation shall not, without consent of the holders of at least a majority of the number of shares of Series C Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by vote at a special or annual meeting: (i) subject to the provisions of Section 275(c) of the Delaware Code, enter into any plan of liquidation or dissolution or otherwise effect the voluntary liquidation, dissolution or winding up of the Corporation unless (x) the Corporation gives the holders of the Series C Preferred Stock not less than 30 days prior written notice of such plan and (y) as a result of such liquidation, dissolution or winding-up, the Liquidation Preference of each share of Series C Preferred Stock plus the amount of accrued and unpaid dividends on such share of Series C Preferred Stock to the extent not added to the Liquidation Preference pursuant to Section 2(d) (whether or not earned or declared) are satisfied in full pursuant to Section 5 herein; or (ii)
(x) enter any agreement, contract or understanding or otherwise incur any obligation which by its terms would violate or be in conflict with the rights of the holders of Series C Preferred Stock hereunder; (y) subject to Section 3(b) and Section 3(c), amend or waive any provision of this Certificate of Designations; or (z) amend any other provision of the certificate of incorporation of the Corporation as in effect on the date hereof, if such amendment would adversely affect the rights of the holders of the Series C Preferred Stock in any material respect.

               (b) So long as any shares of Series C Preferred Stock are outstanding, the Corporation shall not, without the consent of the holders of all shares of Series C Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by vote at a special or annual meeting, decrease the applicable dividend rate per annum set forth in Section 2(a).

               (c) So long as any shares of Series C Preferred stock are outstanding, the Corporation shall not, without the consent of at least two holders who are not Affiliates of each other and who, in the aggregate, hold at least a majority of the number of shares of Series C Preferred Stock at the time outstanding, given in person or by proxy, either in writing or by vote, at a special or annual meeting, (i) authorize or issue, or obligate the Corporation to issue, any other capital stock or security or right convertible or exchangeable for capital stock of the Corporation that is senior to or on a parity with the Series C Preferred Stock as to rights upon liquidation and winding up, as to dividends or as to any other distribution of assets or (ii) increase the authorized number of shares of Series C Preferred Stock.

               (d) Notwithstanding anything to the contrary contained herein, the Corporation shall not amend any provision of this Certificate of Designations in a manner that adversely affects the rights of one or more holders of Series C Preferred Stock hereunder without so affecting the rights of all such holders hereunder unless each such affected holder consents to such amendment.

Section 4.     Certain Restrictions.
               --------------------

               (a) If (i) the Corporation shall not have redeemed all shares of the Series C Preferred Stock when required pursuant to this Certificate of Designations, or (ii) the Corporation shall breach in any material respect any of its other obligations under this Certificate of Designations and such breach shall have continued for ten (10) days after notice thereof by any holder of Series C Preferred Stock (each event described in clause (i) or (ii), a "Restriction Event"), then, until the termination of such Restriction Event, the applicable dividend rate per annum set forth in Section 2(a) shall be increased, in each case, by 2% per annum.

               (b) So long as any shares of Series C Preferred Stock are outstanding, the Corporation shall not declare or pay dividends on, or make any other distributions of cash, properties or securities of the Corporation on or with respect to any shares of, or redeem or purchase or otherwise acquire for consideration (or make any sinking fund, purchase fund or other similar payments in respect of) any class or series of the common stock of the Corporation or any other class or series of capital stock of the Corporation ranking (as to rights upon liquidation and winding-up, as to dividends or as to any other distribution of assets) junior to or on a parity with the Series C Preferred Stock; provided that the Corporation may at any time declare and pay dividends or make distributions payable solely in, or redeem, purchase or otherwise acquire shares of capital stock solely in exchange for, shares of any class or series of the common stock of the Corporation or any other class or series of capital stock of the Corporation ranking (as to rights upon liquidation and winding-up, as to dividends and as to any other distribution of assets) junior to the Series C Preferred Stock. The Corporation shall not permit any subsidiary of the

Corporation to make any payment in respect of, or otherwise acquire for consideration, any shares of capital stock of the Corporation unless the Corporation could, pursuant to this Section 4(b), make such payment or acquisition at such time and in such manner.

Section 5.     Liquidation Preference.
               ----------------------

        In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Series C Preferred Stock shall be entitled to receive out of the assets of the Corporation, whether such assets are stated capital or surplus of any nature, an amount per share equal to the Liquidation Preference plus the amount of all accrued and unpaid dividends on such share of Series C Preferred Stock to the extent not added to the Liquidation Preference pursuant to Section 2(d) (whether or not earned or declared). Such payments shall be made before any payment shall be made or any assets distributed to the holders of any class or series of the common stock of the Corporation or any other class or series of the Corporation's capital stock ranking junior as to liquidation rights to the Series C Preferred Stock. Subject to Section 6(a), neither a consolidation, merger or other business combination of the Corporation's assets for cash, securities or other property shall be considered a liquidation, dissolution or winding up of the Corporation for purposes of this Section 5 (unless in connection therewith the liquidation of the Corporation is specifically approved by the holders of the Series C Preferred Stock).

Section 6.     Redemption.
               ----------

               (a) Redemption upon Change of Control. Upon the occurrence of a Change of Control, the Corporation shall redeem for cash all shares of Series C Preferred Stock that are then outstanding at a redemption price per share equal to the Liquidation Preference plus the amount of all accrued and unpaid dividends on such share of Series C Preferred Stock to the extent not added to the Liquidation Preference pursuant to Section 2(d) (whether or not earned or declared).

               (b) Redemption at Corporation's Election. At any time and from time to time, the Corporation may elect to redeem for cash the outstanding shares of Series C Preferred Stock, in whole or in part, at a redemption price per share equal to the Liquidation Preference plus the amount of all accrued and unpaid dividends on such share of Series C Preferred Stock to the extent not added to the Liquidation Preference pursuant to Section 2(d) (whether or not earned or declared).

               (c) Redemption Procedures. Not more than sixty (60) nor less than thirty (30) days prior to the date fixed for any redemption (each, a "Redemption Date") of shares of the Series C Preferred Stock, notice by first class mail, postage prepaid, shall be given to each holder of record of the Series C Preferred Stock, at such holder's address as it shall appear upon the stock transfer books of the Corporation. Each such notice of redemption shall specify the date that is the Redemption Date, the redemption price, the identification of the shares to be redeemed, the place or places of payment and that payment will be made upon presentation and surrender of the certificate(s) evidencing the shares of Series C Preferred Stock to be redeemed. In the case of a redemption pursuant to Section 6(b), each such notice of redemption shall be irrevocable, and in the case of a redemption pursuant to Section 6(a), each such notice of redemption shall be revocable by the Corporation by delivering written notice to the holders of Series C Preferred Stock, prior to the redemption date, that the transaction or series of transactions expected to result in the Change of Control has been terminated. On or after the Redemption Date, each holder of shares of Series C Preferred Stock shall surrender the certificate(s) evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the redemption price in the manner set forth in the notice. If, on the Redemption Date, funds in cash in an amount sufficient to pay the aggregate redemption price for all outstanding shares of Series C Preferred Stock shall be available therefor and shall have been irrevocably set aside and deposited with a bank or trust company in trust for purposes of payment of such redemption price, then, notwithstanding that the certificates evidencing any shares so called for redemption shall not have been surrendered, the shares shall no longer be deemed outstanding, the holders thereof shall cease to be stockholders, and all rights whatsoever with respect to the shares so called for redemption (except the right of the holders to receive the redemption price upon surrender of their certificates therefor) shall terminate. If at the Redemption Date, the Corporation does not have sufficient funds legally available to redeem all of the outstanding shares of Series C Preferred Stock, the Corporation shall take all measures permitted under the Delaware Code to increase the amount of its capital and surplus legally available, and the Corporation shall purchase as many shares of Series C Preferred Stock as it may legally redeem, ratably from the holders thereof in proportion to the number of shares held by them, and shall thereafter, whenever it shall have funds available therefor, redeem as many shares of Series C Preferred Stock as it legally may until it has redeemed all of the outstanding shares of Series C Preferred Stock.

               (d) Redemption of Less than All Series C Preferred Stock. If fewer than all the outstanding shares of Series C Preferred Stock are to be redeemed, the Corporation will effect such redemption pro rata among the holders thereof (based on the number of shares of Series C Preferred Stock held on the date of notice of redemption).

Section 7.     Ranking.
               -------

        All shares of Series C Preferred Stock shall rank, as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, prior to all classes and series of the Corporation's now or hereafter issued Preferred Stock or common stock.

Section 8.     Notice.
               ------

        All notices hereunder shall be in writing.

        IN WITNESS WHEREOF, this Certificate of Designations has been signed by the undersigned as of the 30th day of September, 2004.

                                  FIREARMS TRAINING SYSTEMS, INC.

                                  By:
                                     --------------------------------------
                                     Name:
                                     Title:


Attest:


---------------------------
Name:
Title:


                                      S-1